FILED BY WPP GROUP PLC
                         PURSUANT TO RULE 425 UNDER THE
                             SECURITIES ACT OF 1933
                     SUBJECT COMPANY: GREY GLOBAL GROUP INC.
                           COMMISSION FILE NO.: 0-7898

FOR IMMEDIATE RELEASE                                           23 November 2004


                              WPP GROUP PLC ("WPP")

                         Grey Global Group Inc. ("Grey")


On 20 October, 2004, WPP notified its proposed acquisition of Grey. to the European Commission for clearance under the EC Merger Regulation.

During the course of its initial analysis of the relevant markets the Commission has reached the view that it requires further information to complete its review. Therefore on 22 November, 2004, the Commission has formally requested supplementary information to complement the original notification.

As a result the merger review procedure under the EC Merger Regulation will now be delayed until WPP and Grey are in a position to provide the further information requested by the Commission.

WPP and Grey continue to co-operate fully with the Commission services in this case. The Commission will recommence a Phase I review period once it has received the further information requested.


                              INVESTOR INFORMATION

This communication is being made in respect of the proposed merger involving WPP Group plc and Grey Global Group Inc. This communication does not constitute an offer of any securities for sale. In connection with the proposed merger, WPP and Grey have filed with the SEC a registration statement on Form F-4 containing a preliminary proxy statement/prospectus for the stockholders of Grey, SEC File No. 333-119949, and each will be filing other documents regarding the proposed merger with the SEC.

INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, +1 212 632 2200. Documents filed with the SEC by Grey are available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, +1 212 546 2000.

INVESTORS SHOULD READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Grey and its directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Grey's directors and executive officers is available in Grey's Amendment to their Annual Report for the year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Additional information regarding the interests of such potential participants is included in the preliminary proxy statement/prospectus, which is available now, and will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Private Securities Litigation Reform Act Safe Harbor Statement

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of the operations and financial results, the markets for products, the future development of business, and the contingencies and uncertainties of WPP Group plc and Grey Global Group Inc. to which WPP and Grey may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

The forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WPP and Grey, that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements.

These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by WPP and Grey as well as those associated with the realization of expected earnings accretion, margin improvements and cost savings, synergies, efficiencies and other benefits anticipated from the merger, including the risk of loss of key employees and client business in connection with the transaction and the risk that the completion of the merger may be delayed for regulatory or other reasons.

Neither WPP nor Grey undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.


Contact:
Feona McEwan, WPP London        44-20 7408 2204
www.wpp.com

Jan A. Sneed
Grey Global Group               212-546-2422


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